Greenbriar Capital Corp.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

Greenbriar Announces Closing of $1.0 Million
Unsecured Convertible Debenture Private Placement

July 6th, 2023	Trading Symbol: Toronto Venture Exchange: GRB US OTC Market: GEBRF

Vancouver, British Columbia, July 6, 2023 - Greenbriar Capital Corp. (TSXV: GRB) (OTC PINK: GEBRF) ("Greenbriar" or the "Company") is pleased to announce that further to its news release dated June 22, 2023, it has closed the $1.0 million unsecured convertible debenture (the "Debenture") private placement financing (the "Offering") with one arm's length investor (the "Debenture Holder"). The Debenture will bear interest at 12% per annum, calculated and paid quarterly commencing on the date of issuance and will mature thirty-six (36) months from the date of issuance being June 30, 2026 (the "Maturity Date").

The Debenture Holder has the right, from time to time and at any time on or prior to 5:00 p.m. (Pacific Time) on the Maturity Date, to convert all or any portion of the outstanding principal amount of the Debenture ("Principal Amount") into common shares of the Company, at a price of $1.25 per common share, subject to adjustment pursuant to the terms of the Debenture.

As part of the terms of the Offering, the Debenture Holder has been issued 460,000 detachable warrants (collectively, the "Warrants" and individually, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.30 per common share, subject to adjustment in certain events, for a period expiring on June 30, 2026.

The Offering was conducted under available exemption from the prospectus requirements of applicable securities legislation. Any common shares issuable upon conversion of the Debenture or exercise of the Warrants are subject to a statutory hold period of four months plus a day from the date of issuance expiring on November 1, 2023 in accordance with applicable securities legislation and policies of the TSX Venture Exchange. The Company expects to use the gross proceeds from the Offering for general and working capital purposes.

All references to currency are in Canadian dollars.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. "United States" and "U.S. Person" are as defined in Regulation S under the U.S. Securities Act.

About Greenbriar Capital Corp:

Greenbriar is a leading developer of renewable energy and sustainable real estate. With long-term, high impact, contracted sales agreements in key project locations and led by a successful, industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to the Debenture and the use of gross proceeds. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof.

Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: general business and economic conditions. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A (a copy of which is available under the Company's SEDAR profile at www.sedar.com). The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

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"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF